







GiftCrowd

Software | B2C | Family | Social | Ecommerce

GiftCrowd is the first and most convenient way to gift as a group

GIFTCROWD.COM TENAFLY NEW JERSEY

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GiftCrowd started from a personal frustration when I was trying to arrange a gift for my son's elementary school teacher and was shocked to see how complex and time consuming the process was. Talking to other parents revealed that they all shared the same pain and realizing how large the market was lit the spark that started GiftCrowd.

Eshed Doni CEO and Founder @ GiftCrowd

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Why you may want to support us...

1. $690K revenue to date, 8,700+ gifts, 10,500+ users in 13 states and consistently growing at an average of 40% YoY.
2. An early entrant into a $9 billion (annually) blue ocean market of a highly coveted solution.
3. Proven market fit with demonstrated virality both organic and word-of-mouth
4. First-of-its-kind Patent-pending solution for teacher gifting.
5. A seasoned team with track record of building innovative solutions at scale and bringing them to market.
6. Strategic partnership with MemberHub (a leading vendor of Parent Associations portal) to accelerate penetration into schools.
7. $60,000 raised from

The Story of GiftCrowd

Purchasing gifts as a group is cumbersome (believe me, I tried it)

GiftCrowd started when I, a high-tech dad, was trying to arrange a holiday gift for my son's amazing teacher. I volunteered to take care of the gift as the class mom said she was too busy for the holidays. I had no idea what I was getting into and did not think it will require much more than a couple of emails.

A hundred texts/calls/emails later ("Please do not forget to ask your daughter to give your $10 to my son even if they don't talk"), the night before the last school day before Christmas, I finally went to purchase the gift and this is how I looked - I had no idea what to purchase.

DESSERTS

In an era of online purchases, it made no sense to me that group gifting felt like medieval times and I knew that it did not have that way and that was the moment GiftCrowd was born.

Speaking to other parents revealed that the pain was very common and quick research revealed that the group gifting market in the US

Investor Q&A

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What does your company do?

GiftCrowd makes gifting as a group as simple as it can be, replacing an otherwise tedious process with a straightforward, hassle-free and fee-free online experience. The average American family participates in 10 group gifts a year and the group gifting market is worth $9 billion a year in the US alone. GiftCrowd is pioneering the group gifting market with both a consumer solution and a unique teacher gifting solution.

Where will your company be in 5 years?

Since GiftCrowd was launched it has been constantly growing. With current usage in 13 states and an average of 40% YoY growth we do hope to be the go-to place for group gifting with over $1 billion annual revenue. As users will make GiftCrowd their go-to website for group gifts, they will also start using GiftCrowd for gifts they purchase themselves (just like Whatsapp that was primarily meant to facilitate group messaging and ended up with over 80% of its traffic being one-on-one messages).

Why did you choose this idea?

GiftCrowd started from a personal frustration when I was trying to arrange a gift for my son's elementary school teacher and was shocked to see how complex and time consuming the process was. Talking to other parents revealed that they all shared the same pain and realizing how large the market was lit the spark that started GiftCrowd.

What do people say about GiftCrowd?

"Being a teacher is such a demanding job and we were blessed by having some of the country's best teachers. Showing our appreciation by pulling our resources together is the least we can do. Thank you GiftCrowd

















prior investors

8 **$0** lifetime revenue

9 For Admins: Incorporated: false | Financials: No

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Eshed Doni
CEO and Founder
Eshed is an entrepreneur who has invented, built and launched over a dozen products while building, growing, and leading teams of engineers and product managers. These products resulted with over $300 million of sales

Nir Katuni
Co-Founder and Head of Engineering
Nir is bringing with him two decades of technical expertise as an engineer and a team leader. Nir specializes in building mission-critical high-throughput systems including cloud computing, payment processing and fraud detection

Why people love us

"Everyone with a child in school or that has tried to organize a group gift is aware of the logistical hassle of group gifting. GiftCrowd solved this challenge by creating a group-gifting solution that is both fun and simple, so that it is relevant for just about everyone."

Uri Zilberman
GiftCrowd Investor — Managing Partner, Real Life Innovations VC

Some of our investors

Uri Zilberman
Uri is the founder of Real Life

alone is roughly $9 billion a year! HUGE opportunity given the fact that there was not a single solution for this very common need.

Annual US Gifting Market (billion US$)
Market Opportunity
$160 B
Annual gifting market in the US at 8% CAGR
$9 B
Annual group gifting market in the US
GiftCrowd
Buying gifts together

Was this time for a change? why now?

The notion of gifting, using your purchasing power to benefit someone else and make them happy, has been around since humans began trading thousands of years ago. Gifting in general, including group gifting, have traditionally evolved hand in hand with purchasing methods.

However, while there were tremendous changes in purchasing habits over the last decade transitioning from brick-and-mortar stores to online, **group** gifting has frozen in time and looks today the exact same way it was 10 or even 20 years ago. A transformation in group gifting methods is only a matter of time as consumers are already ready and eagerly looking forward to it.

And we decided to change that by bringing group gifting to the digital age: GiftCrowd

With my engineering background, I was eager to start building something, so even before we finalized the name and designed our logo, we started to develop our website. This is how our initial design looked like (yes, we were considering the name GyftCROWD back then)

Since then we changed the name to GiftCrowd, designed our logo which blends together illustrations of a gift and people, along with our "Buying gifs together" tagline. We also changed our design to make the process of creating and joining gifts as straightforward as possible.

As a solution that is all about groups and bringing people together, building a viral solution was our goal from the very beginning. Since our initial version are attentively listening to our users, hear their feedback and improve anything they do not like.

"Hey GiftCrowd, Can you please help us? we have that same problem multiplied by 60 and twice a year!"

for changing this tedious process into a hassle-free experience"

"My kids attend the county school and as kids are coming from all over the county, collecting money was always nerve wrecking and time consuming. Using GiftCrowd made it a breeze and last Christmas we broke the participation rate record and it only took 8 days to collect all the gifts"

"As a class mom (and it was always me) I dreaded the moment I would have to collect the teachers gift money and send numerous reminders to the other parents. GiftCrowd changed that completely"

Do you have a fun animation that shows what is GiftCrowd all about?

Sure, great question. Please take a look at: https://vimeo.com/224784227

Who are your competitors?

Our competitors are HipChip and eGifter.

HipChip is a small company that provides an inferior and in our humble opinion difficult to use user experience while charging fees.

eGifter is a larger company that is mainly focused on providing a digital gift cards mall as well as APIs that can be used by other companies to embed gift card functionality within their solutions

What makes you different?

Gifting is about an experience, not a transaction. Gift . recipients want to feel loved and cared for, gift participants want the ability to show that they genuinely care and GiftCrowd facilitates exactly that while maintaining the psychological, emotional and social aspects of gift giving and receiving.

This means that we allow gift participants to personalize their participation, we make gift recipients feel that they have received a group gift (making them feel wrapped with love and care) and we make it easy for both parties to show they care without getting tangled in unnecessary complexities of the group gifting process.

We also do not charge any fees as this will be a major deterrent to users and will stand in the way of adoption.

How will you use the funds you raise from Wefunder to achieve your next milestone?

We plan to invest 70% of the funds in marketing (social networks, PTO/PTA magazines and exhibitions) and sales (sales reps for PTO/PTAs) to accelerate our market penetration. With very loyal user base and with proven virality, our number one goal is getting in front of as many users.

We will use 20% of the funds to introduce a number of enhancements that were suggested by users (e.g. adding PayPal and Venmo as payment methods) and the remaining 10% will be used for General and Administration

How will you make money?

GiftCrowd is operating in an annual 148$ billion gifting market (US alone) out of which 9$ billion are group gifts.

Recipients of GiftCrowd gifts can redeem their gifts into over 100 types of gift cards and GiftCrowd's current revenue stream is based on discounts provided by the respective gift card vendors which are 6% in


...of Real-Live Innovations VC, an early stage Fund, focused on Pre-Seed investments and offering a unique business model. Prior to Real-Live Innovations Uri was the President of RAD Data Communications and RADirect



Ofer Shapiro

Ofer is a founder, inventor, investor, mentor and board member in startup companies. In the last two years, he lead the funding of five of our portfolio companies and worked with entrepreneurs in creating successful companies.



Downloads

year

Not too long after we rolled out our first version, we were approached by the parent association of the schools in Tenafly, NJ, who told us that they are trying to arrange 60 gifts for the whole school staff, and they do this twice a year - for the holidays and for the end of the school year. They wanted to know whether we could help. Sure we could - we built for them a web page (later we would call these Gifting Pages) that listed all of their staff members with a Join button next to each name that made it easy for parents to join the gifts they were interested in.

This is how it looked (I masked the name of the school and teachers per their request)



This was the foundation for our first of its kind patent-pending Teacher Gifting solution. Since then we have added an advanced administrator interface for the parent association that gives them visibility into the amounts and number of participants of all the gifts, makes it easy for them to reuse the teachers list and only make the necessary modifications when teachers join and leave as well as control various attributes of the gifts (e.g. who can see the amount of individual contributions, etc)

WOW, it worked! parent associations and parents LOVE it and parents adopt GiftCrowd for other purposes

Since that first school, several dozens of parent associations have used GiftCrowd with very high retention rates. The gifts that touch our hearts the most are custodian gifts with many parents chiming in, even with low denominations that add up to significant amounts.

Beyond the fact that teacher gifts are profitable for us (it is a $5 billion annual market for teacher gifts in the US alone), those same parents that were initially exposed to GiftCrowd through the parent association started to use GiftCrowd for other purposes, ones that are related to their kids (birthdays, coach gifts, ...) and ones that are not - gifting colleagues at work, gifting customers, ...

GiftCrowd makes group gifting easy

1. Anyone can start a gift and invite others to join

2. Gift Participants use credit/debit cards to add their contribution and can include a personal greeting

3. The gift recipient chooses how to use the collected amount by redeeming it into more than 100 types of gift cards

$690,000 in revenue and counting

GiftCrowd has been consistently growing since it was launched,

by the respective gift card vendors which are 5% in average.

Additionally, GiftCrowd is in the process of signing affiliate agreements with the same brands so that when gift recipients redeem their gifts into a specific brand, we will show them promotions for that same brand and get an affiliate commission for these which in average will add 8-10% margin.

In the future we do plan to expand beyond gift cards adding products with higher margins and also add monetization capabilities by letting users print their personal greetings professionally (we have an agreement with Walgreens for that) introducing web users to a solution they did not even existed. With very loyal user base, demonstrated market fit and proven virality - both organic (users who are invited to join gifts, started by others, end up creating their their own gifts and inviting new users to join, etc) and word-of-mouth (new users that created several new gifts the first time they used GiftCrowd have shared with us that they have heard about GiftCrowd from raving friends who were describing how easy GiftCrowd was to use), we are well-positioned to continue and accelerate our growth.

Business Model

GiftCrowd has 3 revenue streams that will reach together 12-15% gross margins:

1. Whenever GiftCrowd gift recipients redeem their gift balance into gift cards, GiftCrowd earns 5-8% commission from the respective vendor

2. GiftCrowd gets 4-10% affiliate commission from its vendor partners

3. GiftCrowd will allow gift participants to print their personal greeting professionally in Walgreens, granting GiftCrowd a commission for every print

Join Us

We are now looking to raise funds in order to increase our marketing spend and spread the work faster and more efficiently.